January 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Brian Fetterolf

Re:	Medirom Healthcare Technologies Inc.
Request to Withdraw Registration Statement on Form F-1
File No. 333-262766

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Medirom Healthcare Technologies Inc., a foreign private issuer organized under the laws of Japan (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1 initially filed with the Commission on February 16, 2022 (File No. 333-262766), as amended on February 24, 2022, together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

The Company has determined not to proceed with the proposed public offering of the securities contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission. The Company confirms that no securities were sold, or will be sold, pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of Medirom Healthcare Technologies Inc.

If you have any questions or request additional information regarding this correspondence, please do not hesitate to contact Barbara A. Jones, the Company’s outside counsel, at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Sincerely,

Medirom Healthcare Technologies Inc.

/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer

cc:	Barbara A. Jones, Esq., Greenberg Traurig, LLP